Exhibit 99.1

ReneSola Announces A Repurchase Transaction with ReneSola Singapore and Enters into a New Investor Rights Agreement with Shah Capital

--Share Repurchase from ReneSola Singapore

--New Investor Rights Agreement with Shah Capital

--Departure of Two Board Members

Stamford, CT, September 2, 2022 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that:

•	the Company has entered into a securities repurchase agreement with ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”), one of the Company’s major shareholders, pursuant to which, among other things, the Company will repurchase from ReneSola Singapore 70,000,000 shares represented by 7,000,000 ADSs at a price of US$0.60 per share (or US$6.00 per ADS), totaling US$42 million through a privately negotiated transaction. ReneSola Singapore will be subject to a 90-day lock-up restriction with respect to its remaining share ownership of the Company and other customary covenants.

•	Shah Capital will purchase 10,000,000 shares represented by 1,000,000 ADSs from ReneSola Singapore at a price of US$0.60 per share (or US$6.00 per ADSs).

•	affiliates of ReneSola Singapore will resign from their offices as legal representatives, directors, and officers of the Company and its subsidiaries shortly after the closing of the repurchase transaction. Ms. Crystal (Xinhan) Li and Ms. Maggie (Yuanyuan) Ma will resign from the board of directors (the “Board”) of the Company immediately upon closing of the repurchase transaction. Ms. Crystal (Xinhan) Li will also resign from her executive role as the vice president of investment of the Company simultaneously.

•	in connection with and effective upon the closing of the repurchase transaction, the currently effective investor rights agreement dated as of October 2, 2019 by and among the Company, Mr. Xianshou Li, ReneSola Singapore, Shah Capital Opportunity Fund LP (“Shah Capital”) and certain other parties named therein will be terminated. The Company will enter into an amended and restated investor rights agreement separately with Shah Capital. The terms of the amended and restated investor rights agreement are substantially the same as those under the previous investor rights agreement, except that (i) Shah Capital, subject to certain minimum shareholding requirements and a step-down mechanism, is entitled to nominate three (3) designees for election and/or appointment as directors of the Company, and (ii) the board of directors of the Company is entitled to jointly nominate for election and/or appoint one (1) director.

“This transaction is an important step in the multi-year transformation of our Company into a leading solar project developer,” said Yumin Liu, ReneSola Power’s Chief Executive Officer. “We are especially encouraged that Shah Capital has increased their already large commitment to the Company. We appreciate their support and vote of confidence.”

The Board and the audit committee of the Board respectively approved the Company’s entry into the securities repurchase agreement and the amended and rested investor rights agreement. Upon resignation of Ms. Crystal (Xinhan) Li and Ms. Maggie (Yuanyuan) Ma, the Board will have two vacancies. The Board appointed ReneSola Power’s Chief Executive Officer, Mr. Yumin Liu, to fill one of the vacancies. The other vacancy on the Board is pending further review and appointment by the Board.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly and can sustain that growth due to improved clarity around government policies. The Company’s strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), including those relating to the proposed transactions, you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA

+1 (323) 240-5796

gary@blueshirtgroup.com